Exhibit 99.19
CODE OF ETHICS AND BUSINESS CONDUCT DOING WHAT IS RIGHT START

Table of Contents Welcome to Our Code Our Ethical Foundation Understanding Our Code • Why Our Code Matters • Following Our Code • Acting Responsibly • Speaking Up • No Retaliation • Making Good Choices Fostering a Healthy and Safe Workplace • Diversity and Non-Discrimination • No Harassment • Workplace Health and Safety Protecting Our Company • Using Company Assets • Conflicts of Interest • Gifts and Entertainment • Confidential Information and Intellectual Property • Good Recordkeeping • Communicating Responsibly • Managing Third Parties Doing the Right Thing • Cooperating With Investigations and Audits • Government Relations • Anti-Bribery and Anti-Corruption • Fair Dealing • Data Privacy • Anti-Money Laundering • Insider Trading Being a Good Neighbour • Responsible Mining • Human Rights • Political Activities • Community Support Our Policies • Quick Guide to Doing What Is Right and Getting Help Making Your Commitment B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 3

At B2Gold, the ways we achieve our goals are just as important as the goals themselves. Every choice we make – whether fostering an inclusive workplace, engaging with local communities or upholding the highest standards of safety and environmental stewardship – has an impact in our success as a global leader in responsible mining. With this in mind, we have crafted this Code, which is more than a list of requirements – it is a set of guiding principles rooted in our core values of fairness, respect, transparency and accountability. This Code provides clarity on expectations regarding multiple topics such as health and safety, legal compliance and environmental protection. It also points us to resources that can help when the right course of action is unclear. Our Code is the standard we expect all our personnel to meet and a tool that allows us to create value and improve lives through sustainable and responsible mining. By following this Code, applying it in every action and speaking up when it is not being abided by, we ensure our continued success and growth. B2Gold’s commitment to our values requires well-informed actions, and our Code serves as a guide on the journey ahead. Refer to it any time you need help with a decision or are faced with ethical challenges in your work. Thank you for the pride and passion you bring to B2Gold and for helping B2Gold drive positive, sustainable change. Clive Johnson President, Chief Executive Officer & Director Welcome to Our Code B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 4 5

Our Ethical Foundation At B2Gold, our work is guided by: We are proud of our work and the positive impact we have where we operate. How we do our work is as important as the work we do. FAIRNESS RESPECT TRANSPARENCY ACCOUNTABILITY VISION To be a responsible mining company, demonstrating leadership by going beyond industry standards and continuing to raise the bar on our own performance. B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 6 7

Understanding Our Code WHY OUR CODE MATTERS At B2Gold, our approach to work is just as important as the results we achieve. This Code was built to guide and assist you in upholding our commitment to the highest standards of conduct. We understand our work can get complicated. Whether you are facing ethical dilemmas or responding to unforeseen challenges, this Code can help you navigate these situations and find the right path. Our dedication to responsible mining and profitability relies on making the right choices at every level of the organization, and our Code of Ethics and Business Conduct is your most important resource in this effort. By knowing the Code and following it in your daily work, you can achieve your goals while upholding our values, promoting B2Gold’s culture and protecting our reputation. Our Code is designed to help you: • Promote integrity and the highest standards of ethical conduct. • Address common ethical situations you could encounter in your work. • Find help when you need it. • Avoid even the appearance of anything improper in connection with B2Gold’s business activities. Complying With Laws and Regulations B2Gold is committed to compliance with all laws, rules and regulations that apply to its business. It is impossible to anticipate every question you may have or situation you might face, so in addition to the Code, B2Gold has other resources that can be of assistance. These additional resources are referenced throughout the Code. As always, we rely on you to use good judgment and seek help when you need it. B2Gold operates in multiple countries, so it is important to be aware of different laws and customs that may apply. While we respect the norms of our stakeholders, third parties and coworkers throughout the world, all personnel must, at a minimum, comply with the standards and principles in this Code. If any guidance in our Code conflicts with a local law, custom, norm or requirement, follow the stricter standard. You may also seek guidance from the Ethics & Compliance and the Legal departments. Accountability and Discipline Violating our Code, our policies, or the law, or encouraging others to do so, exposes B2Gold to liability and puts the viability of our business and our reputation at risk. If you see or suspect a violation, you are required to report it. Anyone who violates our Code will be subject to disciplinary action, up to and including termination of their employment with B2Gold. Violations of laws or regulations may also result in legal proceedings and penalties, which may include criminal prosecution. Waivers and Amendments Any waiver of the Code for executive officers or directors must be approved by the Board of Directors and promptly disclosed as may be required by the applicable regulatory authority. Any waiver of the Code for any other personnel may be made only by the Governance Committee of the Board. Our Code and the policies it references are periodically reviewed and updated. For the most current version, please see our corporate website. FOLLOWING OUR CODE All personnel of B2Gold and its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company (collectively, the “B2Gold Group”), including every director, officer, employee, consultant and contractor of the B2Gold Group are required to review, understand and follow this Code. The Code also applies to agents, suppliers, vendors and temporary personnel (“third parties”) who serve as an extension of B2Gold. They must follow the letter and spirit of our Code, along with B2Gold’s Supplier Code of Conduct and any applicable contractual provisions. If you supervise our third parties, you are responsible for communicating our standards and ensuring they are understood. If a third party fails to meet our ethics and compliance expectations or their contractual obligations, it may result in the termination of their contract. Who are B2Gold Personnel? They include every director, officer, employee, consultant and contractor of the B2Gold Group. B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 8 9

ACTING RESPONSIBLY Each of us has an obligation to act with integrity, even when this means making difficult choices. Meeting this obligation is what helps us maintain the trust of our stakeholders, succeed and grow. Responsibilities of B2Gold Personnel Each of us has a responsibility to: • Act professionally, honestly and ethically when conducting business on behalf of B2Gold. • Know the information in our Code and Company policies, paying particular attention to the topics that apply to our specific job responsibilities. • Complete all required personnel training on time, and stay up-to-date on current standards and expectations. • Report concerns about possible violations of our Code, our policies or the law to your supervisor, an executive, or any of the resources listed in this Code. • Cooperate and tell the truth when responding to an investigation or audit, and never alter or destroy records in response to an investigation or when an investigation is anticipated. Additional Responsibilities of Those Who Supervise Personnel B2Gold supervisors and leaders are expected to: • Lead by example. Model high standards of ethical business conduct, and help create a work environment that values mutual respect and open communication. • Be a resource for others. Communicate often with personnel and third parties how the Code and other policies apply to their daily work. • Be proactive. Look for opportunities to discuss and address ethical dilemmas and challenging situations with others. • Delegate responsibly. Never delegate authority to any individual whom you believe may engage in unlawful conduct or unethical activities. • Respond quickly and effectively. When a concern is brought to your attention, treat it seriously and with respect for everyone involved. • Be aware of the limits of your authority. Do not take any action that exceeds your authority. If you are ever unsure of what is appropriate (and what is not), discuss the matter with your supervisor. Remember: No reason, including the desire to meet business goals, should ever be an excuse for violating our Code, our policies or the law. Questions & Answers I have a leadership role supervising a team at one of B2Gold’s mines. I am not clear about what my obligations are if someone comes to discuss a potential violation of the Code. Also, what if I am told the issue involves an employee with more seniority than me? As a leader, you are responsible for providing guidance to those who reach out to you. At B2Gold, any potential violation of the Code, policies or the law must be reported, no matter who is involved in the allegation. Our company provides several options for reporting concerns. Please refer to the Speaking Up section for more details. I observed misconduct in an area not under my supervision. Am I still required to report the issue? You are part of B2Gold and share the responsibility to uphold the values in this Code and protect our company. As a leader, you have a heightened obligation to be proactive and ensure any real or potential violations are reported in a timely manner. The best approach would be to talk first with the supervisor who oversees the area where the problem is occurring, but if this is not feasible or effective, you should contact another resource described in our Code. Please refer to the Speaking Up section for more details. Q: Q: A: A: B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 10 11

Questions & Answers I believe someone misused the Ethics Helpline by making an anonymous call and falsely accusing someone of wrongdoing. What should I do? Report your concern immediately. Experience has shown that the Ethics Helpline is rarely used for malicious purposes, but it is important to know that we will follow up on reports, and anyone who uses the Ethics Helpline in bad faith to spread falsehoods or threaten others, or with the intent to damage another person’s reputation, will be subject to disciplinary action. I suspect misconduct on my team, but I am not sure. Should I wait to speak up until I have more information or even confirmation? No, you should not wait. You do not need to have all the details about a situation to make a report. The most important thing is to speak up as soon as you have a concern. You will not face retaliation if your report turns out to be unfounded. Q: A: Q: A: SPEAKING UP We all have a responsibility to stop behaviours that are contrary to our values, our Code or even the law. If you see or suspect a violation of our Code, our policies or the law, or if you have a question about what to do, you have a responsibility to speak up. We know speaking up is not always easy and that you might be uncomfortable or hesitant. However, we need to have the courage to speak up when something is not right. By speaking up, we can act on issues that have the potential to cause harm to our people, our stakeholders and our company. We encourage you to talk to your supervisor about any concerns you might have. Your supervisor should be able to provide guidance or, at a minimum, indicate how the concerns can be raised. If you are uncomfortable speaking with your supervisor, be aware there are other resources available to help you speak up. You may: • Contact another member of management • Contact the Ethics & Compliance department • Contact the Ethics Helpline: What to Expect When You Use the Ethics Helpline The Ethics Helpline is available 24 hours a day, seven days a week. Operated by an independent third-party provider of corporate compliance services, the Ethics Helpline will document your concerns in detail and forward them to B2Gold for further investigation. When you contact the Ethics Helpline, you may choose to remain anonymous. All reports received will be treated equally, whether they are submitted anonymously or not. After you make a report, you will receive an identification number so you can follow up on your concern. Following up is especially important if you have submitted a report anonymously, as we may need additional information to conduct an effective investigation. This identification number will also enable you to track the resolution of the case; however, please note that out of respect for privacy, B2Gold will not be able to inform you about any applicable corrective actions. Once a report is received, it is assessed by the corporate Ethics & Compliance department in accordance to the Ethics Helpline Management Standard. At times, advice, support and guidance may resolve the concern. In certain situations, an investigation might be warranted. Reports are managed on a need-to-know basis; only those who need to be involved will know about it. The report will be kept confidential by all individuals involved with reviewing and, if necessary, investigating it. On a quarterly basis, the Audit Committee of the Board receives an update on all the reports received. Remember, an issue cannot be addressed unless it is brought to someone’s attention. You should raise your concerns in a timely manner. When you report a concern, B2Gold will make every reasonable attempt to ensure that your concerns are addressed appropriately. Keep in mind that nothing in the Code prevents you from reporting potential violations of provincial or federal law or other regulations to related government agencies. Canada Free call 8337615915 Colombia Free call 01-800-5189952 Philippines Free call 02 8540 0517 Mali and Namibia do not have a toll free option; it is web only. b2gold.ethicspoint.com b2goldmobile.ethicspoint.com ETHICS HELPLINE B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 12 13

If the answer to all of these questions is “yes,” moving forward is probably acceptable, but if the answer to any question is “no” or “I am not sure,” stop and seek guidance. Remember, in any situation, under any circumstances, it is always appropriate to ask for help. MAKING GOOD CHOICES The right decision is not always clear. There may be times when you will be under pressure or unsure of what to do. Always remember that when you have a tough choice to make, you are not alone. There are resources available to help you. Facing a Difficult Decision? It may be helpful to evaluate your options by asking yourself: Would I feel comfortable sharing my decision with my family? Would they be proud of my decision? One More Thing … We value your feedback. If you have suggestions for ways to enhance our Code, our policies or our resources to better address a particular issue, bring them forward to our Ethics & Compliance department. Promoting an ethical B2Gold is a responsibility we all share. Is it legal? Does it help keep people safe? Would I feel comfortable if my decision or my actions were made public? Does it strengthen our reputation for doing business ethically? Is it consistent with our Code and our Values? NO RETALIATION We will not tolerate any retaliation against any personnel who, in good faith, asks a question; reports conduct that may be inconsistent with our Code, our policies, or the law; or assists in an investigation of suspected wrongdoing. What Does Reporting “in Good Faith” Mean? It means making a genuine attempt to provide honest, complete and accurate information, even if it later proves to be unsubstantiated or mistaken. Questions & Answers I suspect there may be some unethical behaviour going on in my department involving my supervisor. I know I should report my suspicions, and I am thinking about using the Ethics Helpline, but I am concerned about retaliation. You are required to report misconduct and, in your situation, using the Ethics Helpline is a good option. We will investigate your suspicions and may need to talk to you to gather additional information. After you make the report, if you believe you are experiencing any retaliation, report it. We take claims of retaliation seriously. Reports of retaliation will be thoroughly investigated and, if they are true, retaliators will be disciplined. Q: A: B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 14 15

Fostering a Healthy and Safe Workplace DIVERSITY AND NON-DISCRIMINATION B2Gold is committed to fostering a diverse and inclusive workplace. The Company recognizes the benefits arising from workforce diversity, including broadening of skill sets and experiences and access to different outlooks and perspectives. Effectively combining a wide variety of backgrounds, skills and cultures consistently drives our results. We strive to ensure that everyone in our workplace – personnel, job applicants and third parties – feel welcome and valued and are given opportunities to grow, contribute and develop with us. To uphold that commitment, we support laws prohibiting discrimination and provide equal opportunity for employment, income and advancement in all our departments, programs and worksites. If you are responsible for making employment decisions on behalf of B2Gold, base your decision-making on qualifications, demonstrated skills and achievements – and never on race, color, religion, sex (including pregnancy and sexual orientation), nationality, age, disability, genetic information or any other characteristic protected by law. Always • Treat others respectfully and professionally. • Promote inclusion and diversity in hiring and other employment decisions. • Evaluate performance using objective and quantifiable standards. Never • Make comments and jokes or share materials, including emails that others might consider offensive • Discriminate against others on the basis of any characteristic protected by law or Company policy. Questions & Answers One of my coworkers sends emails containing jokes and derogatory comments about certain nationalities. They make me uncomfortable, but no one else has spoken up about them. What should I do? You should notify your supervisor, the Human Resources department or raise your concerns through the Ethics Helpline. Sharing these kinds of jokes is a violation of our policies. By doing nothing, you are condoning discrimination and tolerating actions that can seriously damage the respectful, collaborative and welcoming work environment we all strive to create. Q: A: DIG DEEPER People Management Policy Non-Discrimination and Harassment Policy Policy on Equitable, Diverse and Inclusive Workplace Grievance Procedure B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 16 17

B2GOLD Code of Ethics and Business Conduct
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ANTI-HARASSMENT

We all have the right to work in an environment that is free from intimidation, harassment, bullying and abusive conduct. B2Gold does not tolerate verbal or physical conduct by any personnel that harasses another, disrupts another's work performance or creates an intimidating, offensive, abusive or hostile workplace.

Our "Workplace"

Our workplace is any environment where you perform your job duties and represent B2Gold. It encompasses all places where interactions happen with colleagues, stakeholders, third parties and others. It includes both physical and virtual workspaces, company events and work sites.

If you see, suspect or feel you have been the victim of harassment (including sexual harassment), report it immediately. You will be helping to preserve a respectful and productive workplace.

Sexual Harassment

A common form of harassment is sexual harassment, which in general occurs when:

- Unwelcomed actions – such as a request for a date, a sexual favour or other similar conduct of a sexual nature – are made a condition of employment or used as the basis for employment decisions.
- An intimidating, offensive or hostile environment is created by unwelcome sexual advances, insulting jokes or other offensive verbal or physical behaviour of a sexual nature.

Always

- Promote a positive attitude – support policies designed to build a safe, ethical and respectful workplace.
- Help each other – speak out when a coworker's conduct makes others uncomfortable.
- Be professional – do not visit inappropriate internet sites or display sexually explicit or offensive pictures.
- Speak up – report all incidents of harassment and intimidation that may compromise our ability to work together and be productive.

Never

- Make threatening remarks, make obscene phone calls or take part in other forms of harassment, such as stalking.
- Engage in sexual harassment or other unwelcome verbal or physical conduct of a sexual nature.
- Display sexually explicit or offensive pictures or other materials.
- Make sexual or offensive jokes or comments.
- Engage in verbal abuse, threats or taunting.

DIG DEEPER

Grievance Procedure

Non-Discrimination and Harassment Policy

Questions & Answers

Q: While on a business trip, a colleague of mine repeatedly asked me out for drinks and made comments about my appearance that made me uncomfortable. We were not in the office, and it was after regular working hours, so I was not sure what I should do. Was that harassment?

A: It could be. We expect our personnel to practice respect, not only during working hours but in all work-related situations, including business trips. Tell your colleague you are uncomfortable with these actions and ask them to stop. If they continue, report the problem.

Q: I frequently hear a colleague making derogatory comments to another coworker. These comments make me feel uncomfortable, but I feel like it is none of my business, and the person they are directed at will speak up if they are offended. Should I ignore this?

A: No, you should not. It is up to each of us to help maintain a work environment where people feel welcome, valued and included. Since you are aware of this situation, you have a responsibility to speak up about it. If you feel you can, speak to your colleague and ask that this behaviour stop. If you feel you cannot or the comments continue, talk to your supervisor or another resource.


Simon
Amandus
NAMIBIA

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WORKPLACE HEALTH AND SAFETY We are committed to ensuring the highest possible standards of health and safety and to providing safe and healthy working conditions in all areas of our operations. We believe that all work-related accidents, injuries and diseases are preventable, and we do not tolerate unsafe acts or conditions. Safety must be an integral part of everything we do. Reporting risks and hazards is not just the right thing to do, it is a requirement, because a failure to speak up about an incident or participate in an investigation into an incident can have serious repercussions for our Company and for all personnel on the job, every day. Each of us is responsible for acting in a way that protects ourselves and others. No matter what job you do or where you do it, we count on you to actively promote a safe and healthy workplace, and to report any situations that may pose a health, safety or security risk. Do your part to keep everyone in B2Gold injury-free. Questions & Answers I have noticed some practices in my area that do not seem safe. Who can I speak to? I am new to the Company and do not want to be considered a troublemaker. Discuss your concerns with your supervisor or the Health & Safety department. There may be very good reasons for the practices, or you may be bringing to light an issue that needs to be addressed. In either case, raising a concern about safety does not make you a troublemaker. It makes you a responsible person who is concerned about the safety of others. Are subcontractors expected to follow the same health, safety and security policies and procedures as personnel? Absolutely. Supervisors are responsible for ensuring that subcontractors and other third parties at work on B2Gold premises understand and comply with all applicable laws and regulations, as well as with additional requirements our Company may have. Q: A: Q: A: Workplace Violence Violence of any kind has no place at B2Gold. We will not tolerate: • Intimidating, threatening or hostile behaviour. • Causing physical injury to another. • Acts of vandalism, arson, sabotage or other criminal activities. •The carrying of firearms or other weapons onto Company property unless you are authorized to do so. Always • Comply with relevant health, security and safety requirements, use all personal protective equipment provided and help others who work with you to do the same. • Immediately stop any work if it appears unsafe or if the required personal protective equipment is not used. • Make sure you know all associated safety, security and health risks and follow local requirements when travelling for work. • Make sure you are fit for work – never impaired or under the influence of any substance that could interfere with a safe and effective work environment. • Maintain a neat, safe working environment by keeping workstations and other workspaces free from obstacles and other potential hazards. • Immediately notify your supervisor about any unsafe equipment or any situation that could pose a threat to health or safety or the environment. As B2Gold personnel, you have the right and the responsibility to stop any work if you feel your safety is at risk. • Cooperate with any investigations into incidents and help ensure the collection of reliable data. Never • Undertake work unless you are trained, competent, medically fit, free of alcohol and drugs and sufficiently rested and alert to do so. • Undertake any work that appears unsafe, including if the required personal protective equipment is not available. • Be careless in enforcing security standards, such as facility entry procedures and password protocols. • Have illegal drugs or property in your possession on B2Gold property (e.g., offices, mine sites, camps, company events, etc.). DIG DEEPER Occupational Health and Safety Policy B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 20 21

Protecting Our Company USING COMPANY ASSETS B2Gold makes significant effort to ensure we have all the resources and assets (both tangible and intangible, such as paid company time) necessary to enable us to properly and safely conduct our work. Physical assets include B2Gold facilities, materials and equipment. Electronic assets include computer and communication systems, software and hardware. Files and records are also Company assets, and we have a responsibility to ensure their confidentiality, security and integrity. Each of us is personally responsible for using these assets with care and protecting them from theft, fraud, waste and abuse. Your personal use of Company assets is discouraged, but where permitted, should be kept to a minimum and have no adverse effect on productivity and the work environment. Be aware that any information you create, share or download onto Company systems belongs to B2Gold, and we have the right to review and monitor system use at any time, without notifying you, to the extent permitted by local law. Always • Use Company assets (including company paid time) to carry out your job responsibilities, never for activities that are improper or illegal. • Act with professional care and use company assets as if they were your own. • Protect our assets from waste, damage, misuse, theft, fraud and unauthorized access, modification or disclosure. • Report any potential waste, damage, misuse, loss, fraud or theft of our assets. • Observe good physical security practices, especially those related to badging in and out of our facilities. • Be a good steward of our electronic resources and systems, and practice good cybersecurity: - Do not share passwords or allow other people, including friends and family, to use B2Gold assets. - Only use software that has been properly licensed. The copying or use of unlicensed or “pirated” software on Company computers or other equipment to conduct Company business is prohibited. If you have any questions about whether or not a particular use of software is licensed, contact the IT Department. - Lock your workstation when you step away, and log off our systems when you complete your work for the day. - Beware of phishing attempts – use caution in opening email attachments from unknown senders or clicking on suspicious links. Never • Use Company assets for personal gain. • Take physical property or information assets belonging to the Company for personal use. • Transfer Company data or information outside of the Company’s systems without prior approval. • Enter into any fraudulent or illegal transactions or fail to report any fraudulent activity. • Take any action that undermines the integrity of data in our systems. • Permit unauthorized entry to a Company’s site or office, or access to Company’s information technology. • Engage in excessive use of B2Gold resources for personal purposes. Questions & Answers I have a company phone and when I travel for business, I use it to call my family and let them know where I am and how I am doing. Is that appropriate? Yes, Company’s assets should be primarily used for work, but the situation described is considered an incidental personal use of Company’s asset. My co-worker who sits next to me has started his own business. I saw him working on his business website while at work and printing off some materials related to his business using B2Gold’s stationery supplies. What should I do? In this situation, the use of the Company’s assets is not appropriate as it goes beyond incidental personal use. You should raise the issue to your supervisor, the Human Resources department or the Ethics & Compliance department. I witnessed a co-worker ask a third-party consultant working for B2Gold to pick up the bill for a very expensive meal and then to bill it back to the company. Is this an acceptable practice? No. This is against the principle of disciplined use of B2Gold’s resources. In addition, this could potentially constitute fraud as your co-worker may be trying to conceal expenses that are outside of B2Gold’s policies. Q: A: Q: A: Q: A: B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 22 23

CONFLICTS OF INTEREST A conflict of interest occurs when an individual’s personal interests interfere – or appear to interfere – with their ability to make objective decisions in the best interest of B2Gold. These conflicts can be actual, potential or perceived. A conflict of interest exists even if you believe you are capable to make a decision or perform a task without being influenced by your personal interests. Each of us is expected to use good judgment and avoid situations that can lead even to the appearance of a conflict, because the perception of a conflict can undermine the trust others place on us and damage our reputation You must disclose conflicts of interest (actual, potential or perceived) to your supervisor and the Ethics & Compliance department so they can be properly evaluated, monitored and managed. Having a conflict of interest is not necessarily a breach of the requirements of the Code, but failing to disclose it in a timely manner to allow for its assessment and mitigation would be a violation of the Code. Potential Conflicts of Interest Conflicts can arise during the normal course of business due to a change in circumstances. Be alert to situations that can affect, or have the appearance of affecting, your judgment, objectivity or independence. The list below is not exhaustive – when in doubt, seek guidance from the Ethics & Compliance department. Friends and relatives On occasion, it is possible that you may find yourself in a situation where you are working with a close friend, romantic partner or relative who works for a stakeholder, third party, competitor or even our Company. You should not supervise a staff member or third party, nor make decisions around compensation or performance of anyone with whom you have a direct or indirect relationship. Outside employment Employment with another company and/or having a side business may interfere or compete with your work for the Company. Working for a competitor, business partner or stakeholder may raise conflicts that will need to be resolved. To ensure that there are no conflicts and that potential issues are addressed, always disclose and discuss outside employment or side businesses with your supervisor, the Human Resources department and the Ethics & Compliance department. Gifts and entertainment While business courtesies are customary in business, they can lead to conflicts of interest when they compromise someone’s ability to make objective decisions. They can also create the perception of favouritism or undue influence. See the Gifts and Entertainment section to learn more. Personal investments A conflict can occur if you have a significant ownership or other financial interest (e.g., loan) in a competitor, third party or stakeholder. Make sure you know what is permitted – and what is not – by our policies and seek help with any questions. Civic activities Having a seat on the board of directors or advisory board of other entities such as our competitors, business partners or stakeholders may generate a conflict of interest. Corporate opportunities If you learn about a business opportunity because of your job, it belongs to B2Gold first. This means that you should not take that opportunity for yourself unless you get approval from the Governance Committee of the Board. B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 24 25

B2GOLD Code of Ethics and Business Conduct
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Always

- Avoid conflict of interest situations whenever possible.
- Make business decisions in the best interest of B2Gold.
- Think ahead and proactively address situations that may put your interests or those of a family member in conflict with B2Gold.
- Discuss with your supervisor full details of any situation that could be perceived as a potential conflict of interest.
- Excuse yourself from any decision-making process where you have an interest that could influence your ability to make an objective decision.

Disclose your (potential) conflicts of interest in a timely manner by sending all relevant information to conflict.disclosure@b2gold.com.

Never

- Hire, promote or directly supervise a close relative, or engage the business of close relatives unless this has been specifically authorized by the Ethics & Compliance department, the Human Resources department and your supervisor.
- Appoint or award business to any party that you are personally or financially associated with.
- Misuse B2Gold's resources (including information) or your position of influence at B2Gold to promote or assist an external activity or party for personal gain.
- Interfere in the fair and transparent operation of bid or tender activities.
- Accept gifts, hospitality, entertainment or other favours or benefits from anyone you are evaluating in a bid or tender with B2Gold.

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Questions & Answers

Q: I work in the mine maintenance department. My cousin is the local representative of a mechanical maintenance contractor that will be invited to bid on a particular project in which I am not directly involved. Should I disclose this conflict of interest?

A: Yes. Although you may not be directly involved, your line of work is closely related to the services that your cousin's employer will be bidding on. This creates the perception of a conflict of interest (e.g., someone might claim you could be sharing privileged information with your cousin).

Q: I am on the Board of Directors of a charitable organization that invests in education projects in the area where one of our mines operates. Do I need to disclose it even though it has nothing to do with mining?

A: Yes. There is a possibility that the mine might support a program from this organization and there could be a perceived conflict of interest.

Q: I am a full-time mechanic at one of B2Gold's mines. I work on a rotating schedule (e.g., 14 days on site, 7 days at home). During my days off, I work at a mechanical shop in my hometown. Is this a conflict of interest?

A: No. The situation described does not generate a conflict of interest. However, you should ensure that you are getting enough rest during your days off in order to be fit to perform your work at B2Gold.

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GIFTS AND ENTERTAINMENT Offering and receiving gifts and entertainment can be part of the normal course of business. A modest gift may be a thoughtful “thank you,” or a meal may offer an opportunity to discuss business. However, if not handled carefully, the exchange of gifts and entertainment could be improper, be perceived as a bribe or create a conflict of interest. This is especially true if an offer is extended when a decision is pending, if it happens too frequently, or if the value is large enough that someone may think it is being offered in an attempt to influence a business decision. Only offer and accept gifts and entertainment that are legal under the applicable laws, in accordance with business customs, not excessive, infrequent and appropriate for the occasion. You must make sure that anything you give or receive is accurately reported in our books and records. Preferably, you should not offer or accept a gift more than two times in a calendar year to or from a single external person or entity. Also, gifts above US$100 (or local currency equivalent) must be disclosed to your supervisor and the Ethics & Compliance department by sending the details of the gift to conflict.disclosure@b2gold.com Questions & Answers When traveling, I received a gift from a third party that I believe was excessive. What should I do? You need to let your supervisor and the Ethics & Compliance department know as soon as possible. We may need to return the gift with a letter explaining our policy. If a gift is perishable or impractical to return, another option may be to distribute it to personnel or donate it to charity, with a letter of explanation to the donor. I am a maintenance superintendent at a mine site and a supplier has offered to pay for all my travel expenses so that I can participate in a conference taking place in a well-known vacation destination. Can I accept it? This has to be discussed with your supervisor and disclosed to the Ethics & Compliance department. If there is a valid business purpose to attend the event or function, B2Gold will pay for travel and/or accommodation costs. It is customary in my country to give holiday gifts to those third parties who have worked with us during the year, including government officials. Is this practice prohibited by the Code? Not necessarily, it depends on the situation. Gift giving and receiving must comply with the criteria defined in the Code. If the gift is to a government official, additional requirements apply, so you should contact the Ethics & Compliance department. Q: A: Q: A: Q: A: Government Officials Be aware that the rules for what we may give to – or accept from – government officials are even stricter. Consult our Anti-Corruption Policy for detailed requirements that must be met when providing government officials with gifts and entertainment. Don’t offer anything of value to a government official without obtaining approval, in advance, from the Ethics & Compliance department. And remember, we do not accept or provide gifts, favours or entertainment to anyone if the intent is to improperly influence someone. A gift like that would never be in compliance with our policies. Always • Make sure you only provide and accept gifts and entertainment that are reasonable complements to business relationships. • Make sure anything given or received complies with the Company policies of both the giver and the recipient. • Raise a concern whenever you suspect that a colleague or third party may be improperly attempting to influence the decision of a stakeholder or government official. • Offer to pay for costs associated with your own business travel. Remember, B2Gold will pay for these costs, including flights and hotels if they are relevant to our operations. Never • Offer gifts/entertainment to – or accept them from – a third party with whom you are involved in negotiations. • Give or accept cash or cash equivalents. • Request or solicit personal gifts, business, favours, entertainment or services. • Get involved in situations that could embarrass you or our Company (e.g., entertainment at sexually oriented establishments, gambling, drugs, amongst other inappropriate gifts and entertainment). DIG DEEPER Anti-Corruption Policy B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 28 29

CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY B2Gold relies on personnel to be vigilant and protect confidential information and intellectual property – some of our most important and valuable assets. Misuse of these assets can expose our Company to risks, including security breaches, theft or loss of information and reputational damage. This is why we keep this information secure, limiting access to those who have a need to know in order to do their job, and only using it for authorized purposes. Do your part to safeguard confidential information. Be aware that this obligation continues even after your employment at B2Gold ends. Questions & Answers A local vendor and I were discussing how to improve efficiencies, and the vendor offered to re-engineer part of a machine from one of our suppliers. If the vendor does this work on their own, without trying to obtain the supplier’s specifications, would this be acceptable? No, not necessarily. It could be a violation of the supplier’s intellectual property rights. We have a responsibility to protect intellectual property, no matter who owns it. Any solutions that B2Gold or our third parties create must be developed through independent work and research. Q: A: Intellectual Property Examples of intellectual property (IP) include: • Business plans • Company initiatives (existing, planned, proposed or developing) • Stakeholder lists • Methods, know-how and techniques • Systems, software and technology B2Gold commits substantial resources to technology development and innovation, and the creation and protection of our intellectual property rights are critical to our business. Contact the Legal department if you receive questions regarding: • The scope of our intellectual property rights. • How B2Gold rights apply to another company’s products. • How a third party’s intellectual property rights apply to B2Gold. Third-Party Confidential Information and Intellectual Property Our stakeholders and third parties place their trust in us. We must protect their confidential information just as we protect our own. Make sure you understand the expectations of stakeholders and third parties regarding the protection, use, and disclosure of the confidential information that they provide to us. Always • Promptly disclose to Company management any inventions or other intellectual property that you create while you are employed by B2Gold. • Properly label confidential information to indicate how it should be handled, distributed and destroyed. • Use and disclose confidential information only for legitimate business purposes. • Protect our intellectual property and confidential information by sharing it only with authorized parties. • Practice good cybersecurity to protect confidential information and intellectual property. See Using Company Assets to learn more. • Store or communicate Company information using B2Gold information systems. • Limit any access to third-party confidential information to those who have a need to know in order to do their job, and only for authorized purposes. • Immediately report any loss or theft of confidential information to your supervisor. Never • Discuss B2Gold confidential information in places where others might be able to overhear – for example, on planes and elevators, in restaurants and when using your phone. • Send confidential information to unattended devices or printers. • Share with third parties confidential information about our stakeholders or about other third parties if there is no associated business requirement or authorization. • Unintentionally expose confidential information about our stakeholders or third parties in public settings or through unsecure networks. • Disclose or disseminate confidential information or competitively sensitive information without prior authorization. DIG DEEPER Operations Employee Confidentiality Policy Corporate Employee Confidentiality Policy Disclosure, Confidentiality and Insider Trading Policy B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 30 31

GOOD RECORDKEEPING The accuracy and completeness of our business records and financial disclosures are essential to making informed decisions and supporting investors, regulators and others. Our books and records must accurately and fairly reflect our transactions in sufficient detail and in accordance with our accounting practices and policies. Some personnel have special responsibilities in this area, but all of us contribute to the process of recording business results or maintaining records. Ensure that any information you record is accurate, timely, complete and maintained in a manner that is consistent with our internal controls, disclosure controls and legal obligations. Questions & Answers At the end of the last quarter reporting period, my supervisor asked me to record additional expenses, even though I had not yet received the invoices from the supplier and the work has not yet started. I agreed to do it, since we were all sure that the work would be completed in the next quarter. Now I wonder if I did the right thing. No, you did not. Costs must be recorded in the period in which they are incurred. The work was not started, and the costs were not incurred by the date you recorded the transaction. It was therefore a misrepresentation and, depending on the circumstances, could amount to fraud. Q: A: Records Management Documents should only be disposed of in compliance with B2Gold policies and should never be destroyed or hidden. You must never conceal wrongdoing or permit others to do so. Never destroy documents in response to – or in anticipation of – an investigation or audit. If you have any questions or concerns about retaining or destroying corporate records, please contact the Legal department. Always • Be guided by the principles of transparency and truthfulness. • Make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect B2Gold transactions in accordance with all applicable laws, regulations, standards and procedures. • Speak up immediately if you suspect fraudulent activity and report any actual or suspected irregularities or weaknesses in internal controls, accounting or reporting. • Write carefully in all business communications. Write as though someday the records you create may become public documents. • Cooperate with our internal and external auditors and disclose all pertinent information that could reasonably impact the data verification process and results of an audit. • Return or transfer the custody of all relevant business records if you change roles within the company or if you leave B2Gold. Do not keep personal copies. • Ensure work-related expenses are legitimate, reasonable and supported by valid receipts and invoices. Never • Create records that are not clear and complete or that obscure the true nature of any action. • Falsify any record or make a false or misleading entry, including omitting any information. • Circumvent review and approval procedures for reporting financial or non-financial information. • Allow others to do anything that would compromise the integrity of B2Gold records. • Dispose of documents and records without knowing what is being discarded or whether they must be kept for legal reasons. DIG DEEPER Anti-Corruption Policy B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 32 33

COMMUNICATING RESPONSIBLY B2Gold is committed to maintaining honest, professional and lawful internal and public communications. We need a consistent voice when making disclosures or providing information to the public and must ensure that only authorized persons speak on behalf of the Company. Refer any communications with the media, investors, stock analysts and other members of the financial community to executive management. MANAGING THIRD PARTIES Our success is in part the result of the hard work and commitment of the third parties with whom we work. The selection of these third parties must be grounded in fairness, transparency, accountability and competence. When selecting third parties, we must assess their ability to satisfy our business and technical needs and requirements as well as their reputation. All agreements must be negotiated in good faith and be fair and reasonable for both parties. B2Gold could be held liable for the actions of third parties working for or on its behalf. It is fundamental that you do your part to hold the third parties working with us to our high standards and ensure they operate ethically, in compliance with the law and in a way that is consistent with our values. You are expected to make our Code, the Supplier Code of Conduct and all applicable policies available to them and ensure they understand the requirements. Full, Fair, and Timely Disclosures B2Gold is committed to meeting its obligations of full, fair and timely disclosure in all reports and documents that describe our business and financial results and other public communications. Social Media Every communication about our Company affects our reputation and our brand, so we should be careful in the online setting. We must never post anything that would be considered harassing or discriminatory, and we must never disclose confidential information about our Company, our personnel or our third parties. We must be careful about sharing images of our operations and work colleagues on social media; it is always better to get consent beforehand. If you participate in internet discussion groups, chat rooms, bulletin boards, blogs, social media sites or other electronic communications, even under an alias, never give the impression that you are speaking on behalf of B2Gold. If you believe a false statement about our Company has been posted, do not respond, even if your intent is to “set the record straight.” Your posting might be misinterpreted, start false rumours or may be inaccurate or misleading. Instead, contact the Corporate Communications department. Watch Out For • Giving public speeches or writing articles for professional journals or other public communications that relate to B2Gold without appropriate management approval. • The temptation to use your title or affiliation to B2Gold for purposes such as the promotion of personal ventures and initiatives. • Invitations to speak “off the record” to journalists or analysts who ask you for information about B2Gold or its stakeholders. Refer these requests to the Corporate Communications department. DIG DEEPER Disclosure, Confidentiality and Insider Trading Policy DIG DEEPER Supplier Code of Conduct Always • Conduct thorough due diligence when selecting third parties, making sure they have a solid reputation and business record. • Carefully follow our Supply Chain Policy when engaging with third parties. • Help ensure that B2Gold does not do business with sanctioned countries or organizations. • Do your part to hold third parties to our high standards and ensure they operate ethically, in compliance with the law, and aligned with our Code, policies and values. • Monitor third parties as they work, making sure they minimize their environmental impact, respect human rights and prioritise health and safety. • Report to your supervisor any concerns you might have about any error, omission, undue delay, or defect in quality or our stakeholder service. Never • Ignore potential red flags and poor performance of a third party. • Take unfair advantage of anyone by manipulating, concealing, or misrepresenting material facts, abusing privileged information, or any other unfair dealing practice. • Rig a bid or otherwise illegally coordinate bidding or tendering activities. B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 34 35

Doing the Right Thing COOPERATION WITH INVESTIGATIONS AND AUDITS From time to time, personnel may be asked to participate in internal and external investigations and audits that are conducted by our Company or by government officials. All personnel are expected to fully cooperate with all such requests and ensure that any information provided is true, accurate and complete. If you learn of a potential government investigation or inquiry, immediately notify your supervisor and the Legal department before taking or promising any action. If you are directed by our Company to respond to a government official’s request, extend the same level of cooperation and again, ensure that the information you provide is true, accurate and complete. GOVERNMENT RELATIONS We are committed to meeting the special legal and regulatory requirements that apply to our government interactions. These requirements may apply to accounting, employment practices, gifts and entertainment, purchasing and other matters. These requirements also apply to individuals and companies working on our behalf. If you interact with government officials or agencies on behalf of B2Gold, make sure you know and comply with all requirements, laws and regulations that apply. Always be truthful and transparent. Never offer a government official anything of value or try to improperly influence them or obtain an improper advantage. Document your interactions with government officials and avoid attending meetings alone. Our ability to conduct business is directly affected by government decision-making. As a result, we might choose to share information and opinions with governments on issues that affect our operations and our industry to help in the creation of robust policy, regulation and legislation. Watch Out For • Lobbying. Interactions with government officials or regulators that could be seen as lobbying must be discussed in advance and coordinated with the Legal department. Always • Collaborate in investigations. • Be transparent and provide complete and accurate information. Never • Engage in unlawful influence and falsification of information. • Destroy, alter or conceal any document in anticipation of or in response to a request for these documents. • Provide or attempt to influence others to provide incomplete, false or misleading statements to a Company or government investigator. B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 36 37

ANTI-BRIBERY AND ANTI-CORRUPTION B2Gold is committed to complying with all applicable anti-corruption laws. We have a zero-tolerance policy for bribery and corruption as we believe that all forms of bribery and other corrupt practices are an inappropriate way to conduct business. We do not pay, offer, promise or accept bribes or “kickbacks,” at any time, for any reason. This applies equally to any person or company representing B2Gold. Our partners must understand that they are required to operate in strict compliance with our standards and to maintain accurate records of all transactions. Never ask a third party to do something that we are prohibited from doing ourselves. You are expected to be fully familiar with and comply with our Anti-Corruption Policy, which provides comprehensive information about this topic and our Company’s compliance expectations. Questions & Answers I work with a foreign agent in connection with our operations in another country. I suspect that some of the money we pay this agent goes toward making payments or bribes to government officials. What should I do? This should be reported to the Ethics & Compliance department for investigation. If there is bribery and we fail to act, both you and B2Gold could be liable. Investigating these kinds of situations can be culturally difficult in some countries, but anyone doing business with us should understand the necessity of these measures. It is important and appropriate to remind them of this policy. Q: A: Key Definitions Bribery is the offer, promise, or provision, directly or indirectly, of anything of value (e.g., cash, favours, employment, contracts, amongst others) to a person in a position of power to influence that person’s decisions to obtain or retain an improper advantage. Corruption is the abuse of an entrusted power for private gain. Facilitation payments are typically small payments to a low-level government official that are intended to encourage them to perform their responsibilities. Government official is a person performing any activity in the public interest, regardless of the branch (legislative, administrative, or judicial). Government officials include government employees, political parties, candidates for office, employees of public organizations and government-owned entities, regardless of whether they are appointed, elected or honorary. Always • Exercise due diligence and carefully monitor third parties acting on our behalf, particularly when dealing in countries with high corruption risk and in situations where “red flags” would indicate further screening is needed. • Communicate B2Gold’s zero-tolerance for bribery and corruption to our third parties. • Record all payments to third parties in an accurate and complete manner. • Report to the Ethics & Compliance department any requests or offers of bribe. Never • Authorize, offer, give or promise anything of value directly or indirectly to a government official to influence the official’s action. • Engage third parties who do not wish to have all the terms of their engagement with B2Gold clearly documented in writing. • Give anything of value inconsistent with local laws and regulations to any government official. If you are not sure of the local laws, the safest course of action is to not give anything of value. DIG DEEPER Anti-Corruption Policy B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 38 39

FAIR DEALING We believe free and fair competition creates the best outcomes for everyone, including our business, employees, contractors and suppliers, as it encourages us to improve and innovate. We treat our stakeholders and third parties fairly and achieve our results through superior performance, never through unethical or illegal practices. B2Gold promotes free and open competition and never engages in practices that may limit competition or try to gain competitive advantages through unethical or illegal business practices. DATA PRIVACY We respect the personal information of others. We are committed to follow our policies and all applicable laws and regulations in collecting, accessing, using, storing, sharing and disposing of sensitive information. Make sure you know the kind of information that is considered personal information. It includes anything that could be used to identify someone, either directly or indirectly, such as a name, email address or phone number. Only use personal information – and share it with others outside of B2Gold – for legitimate business purposes. ANTI-MONEY LAUNDERING Money laundering is a global problem with far-reaching and serious consequences. It is defined as the process of moving funds made from illegal activities through a legal business to make them appear legitimate. Involvement in such activities would undermine our integrity, damages our reputation and can expose our Company and the individuals involved to severe sanctions. We are committed to conducting business in a way that prevents money laundering and complying with all anti-money laundering, financial crimes and anti-terrorism laws wherever we operate. Be alert to the warning signs of money laundering. Report any suspicious financial transactions and activities to the Ethics & Compliance department and, if required, to appropriate government agencies. DIG DEEPER Corporate Employee Confidentiality Policy Operations Employee Confidentiality Policy Always • Obtain competitive information only through legal and ethical means, never through fraud, misrepresentation, deception or the use of technology to “spy” on others. • Respect the obligations to keep competitive information confidential. • Be responsive to stakeholder requests and questions. Only promise what you can deliver and deliver on what you promise. Never • Obtain information unlawfully or communicate false information about our competitors, suppliers or contractors. • Take unfair advantage of anyone by manipulating, concealing or misrepresenting material facts, abusing privileged information or any other unfair dealing practice. • Grant a stakeholder’s request to do something that you regard as unethical or unlawful. Watch Out For • Failing to shred or securely dispose of sensitive information. • Using “free” or individually purchased internet hosting, collaboration or cloud services that could put personal information at risk. Watch Out For • Attempts to pay in cash or in a different currency than shown on the invoice. • Requests to pay to a country that differs from where invoice originated. • Avoidance of recordkeeping requirements. • Payments made by someone who is not a party to the transaction. • Unusual changes to a stakeholder’s normal pattern of transactions. B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 40 41

INSIDER TRADING We respect every company’s right to protect its material, nonpublic (“inside”) information, and we comply with insider trading laws. In the course of business, you may learn confidential information about B2Gold Group or about other publicly traded companies that is not available to the public. Trading securities while aware of inside information, or disclosing it to others who then trade (“tipping”), is prohibited by various laws and our policies. Material Information Material information is the kind of information a reasonable investor would take into consideration when deciding whether to buy or sell a security. Some examples of information about a company that may be material are: • A proposed acquisition or sale of a business. • A significant expansion or cutback of operations. • Actual or possible discoveries of or significant adjustments to reserves and resources. • Extraordinary management or business developments. • Changes in strategic direction, such as entering new jurisdictions. Always • Protect material nonpublic information from the general public, including information in both electronic form and in paper copy. • Discuss any questions or concerns about insider trading with the Legal department. Never • Trade securities of any company when you have material nonpublic information about that company. • Speak on behalf of B2Gold unless expressly authorized to do so. • Provide to friends or family information about companies we do business with or have confidential information about. Be mindful that even casual conversations could be viewed as illegal “tipping” of inside information. • Share material nonpublic information with anyone, either on purpose or by accident, unless it is essential for B2Gold-related business. Giving this information to anyone else who might make an investment decision based on your inside information is considered “tipping” and is against the law regardless of whether you benefit from the outcome of their trading. DIG DEEPER Disclosure, Confidentiality and Insider Trading Policy B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 42 43

Being a Good Neighbour RESPONSIBLE MINING We have a responsibility to protect the environment and use shared resources adequately to maintain the health, safety and livelihoods of local communities. We are committed to sustainability and to the identification, assessment and control of risks across all phases, from exploration to development, operation and closure. In every aspect of our business, we go beyond industry standards by focusing on minimizing environmental damage as well as any potential harm to the health and safety of personnel, stakeholders and the public. You must understand all the information provided by our Company that is relevant to your job and operate in full compliance with environmental, health, and safety laws and regulations. HUMAN RIGHTS At B2Gold, we conduct our business in a manner that respects the human rights and dignity of all. We support international efforts to promote and protect human rights, including an absolute opposition to slavery, forced labour, child labour and human trafficking. We are respectful of indigenous peoples’ rights, are committed to minimizing involuntary resettlement and using resources, such as water, responsibly. Respecting human rights is critical to the sustainable operation of our business and the right thing to do. Always • Stop work and report any situation that you believe could result in unsafe working conditions or damage to the environment. • Identify, understand and comply with any environmental and regulatory requirements that relate to your work, including any land disturbance, water, air, biodiversity, dust, noise and waste management requirements. Always • Treat everyone with dignity and respect, to create a workplace culture we all want and deserve, where human rights are not only respected, but also promoted. • Communicate our human rights expectations to the rest of our workforce, suppliers, contractors and other third parties and look out for any red flags. • Report and address any potential or actual adverse human rights impacts in our operations or in the operations of our suppliers. • Be responsible and minimize our impact on shared resources, such as water. • Remember that respect for human dignity begins with our daily interactions with one another, our third parties and our stakeholders. It includes promoting diversity and doing our part to protect the rights and dignity of everyone with whom we do business. DIG DEEPER Social Responsibility and Human Rights Policy DIG DEEPER Environmental and Biodiversity Policy Social Responsibility and Human Rights Policy Social Performance Management Systems • Identify, assess and take steps to avoid and minimize adverse environmental impacts associated with your work and take opportunities to improve environmental performance. • Ensure those who work with us strive to minimize their environmental impacts and take opportunities to improve performance. • Provide complete and accurate information in response to environmental, health and safety laws, regulations and permits. • Be proactive and look for ways we can minimize our environmental impact, including our production of waste and our use of energy. • Contact the Ethics & Compliance or Legal departments if you have any questions about compliance with environmental, health and safety laws and policies. Never • Operate in a way that is not in accordance with our policies or the law. • Undertake work that has the potential to impact on the environment unless you are trained and competent to do so and controls are in place to minimize environmental impacts. • Engage third parties without an assessment that takes into account their environmental and community impacts, risks, controls and performance. Questions & Answers When I was visiting a new supplier, I noticed employees working there who seemed underage. When I asked about it, I did not get a clear answer. What are my next steps? You did the right thing – first, to be on the lookout for human rights abuses and second, to raise the issue with our supplier. The next step is to report the incident to the Ethics & Compliance department. We are committed to human rights and to the elimination of human rights abuses, including child labour. Q: A: Never • Threaten, punish, discipline, or retaliate against anyone, inside or outside B2Gold, for raising or helping to address a human rights concern. B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 44 45

POLITICAL ACTIVITIES The Company believes everyone has the right to voluntarily participate in the political process, including making personal political contributions. However, as Company personnel, we must always make it clear that our personal views and actions are not those of B2Gold. Questions & Answers I will be attending a fundraiser for a candidate running for local office. May I mention my position at B2Gold as long as I do not use any Company funds or resources? No. It would be improper to associate our name in any way with your personal political activities. I would like to invite an elected official to speak at an upcoming Company event. Would that be a problem? You must get approval from the Legal department before inviting an elected official or other government official to attend a Company event. If the invitee is in the midst of a reelection campaign, the Company event could be viewed as an endorsement of the candidate. Depending on local laws, any food, drink or transportation provided to the invitee could be considered a gift. In most cases, there would be limits and reporting obligations. Q: A: Q: A: Always • Ensure that your personal political views and activities are not viewed as those of the Company. Never • Use the Company’s resources or facilities to support your personal political activities. Watch Out For: • Pressure. Never apply direct or indirect pressure on other personnel to contribute to, support or oppose any political candidate or party. • Improper influence. Avoid even the appearance of making political or charitable contributions in order to gain favour or in an attempt to exert improper influence. • Conflicts of interest. Holding or campaigning for political office must not create, or appear to create, a conflict of interest with your duties at B2Gold. B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 46 47

COMMUNITY SUPPORT Our company strives to build trusting relationships and partnerships with the communities in which we operate. Our engagement and communication with communities are done in an honest, respectful and transparent manner and concerns from the communities are taken into consideration when making business decisions. We strive to support our hosting communities and promote their development by contributing funds, time and talent to support initiatives that positively impact their social and economic wellbeing. Always • Engage with communities with respect, honesty and transparency. • Take the views and expectations of stakeholders into account in decision-making. • Ensure charitable contributions on behalf of B2Gold are only made to legitimate organizations. • Make sure all contributions are permissible and aligned with local laws. • Make sure all contributions or donations are properly and accurately entered in our Company books and records. Never • Make cash contributions. • Make contributions with expectation of receiving something in return. • Pressure colleagues to participate in personal charitable or volunteer activities. • Use B2Gold funds, assets or the B2Gold name to further your personal volunteer activities. DIG DEEPER Social Responsibility and Human Rights Policy How Does B2Gold Support Communities? We offer our support to develop projects that promote: • Education • Access to health • Local employment • Disaster relief • Other social causes Our Policies The following is a list of policies and other resources referenced in the Code. Note that this is not an exhaustive list of B2Gold’s policies. Anti-Corruption Policy Corporate Employee Confidentiality Policy Disclosure, Confidentiality and Insider Trading Policy Environmental and Biodiversity Policy Grievance Procedure Non-Discrimination and Harassment Policy Occupational Health and Safety Policy Operations Employee Confidentiality Policy People Management Policy Policy on Equitable, Diverse and Inclusive Workplace Social Performance Management Systems Social Responsibility and Human Rights Policy Supplier Code of Conduct B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 48 49

Making Your Commitment At B2Gold, we believe in following all applicable laws and regulations. All B2Gold personnel must complete and submit this Acknowledgement Form annually and participate in all required ethics and compliance training. Submitting this form indicates that you have reviewed and understood our Code of Ethics and Business Conduct and: • Have complied with the Code to the best of your knowledge. • Have reported any potential conflicts of interest. • Will contact management or use any of the reporting methods included in this Code if you have concerns related to a team member or business conduct. Signature: Date: QUICK GUIDE TO DOING WHAT IS RIGHT AND GETTING HELP At B2Gold, how we do our work is as important as the results we achieve, and the decisions you make on the job have a direct impact in the success of our Company. When deciding on the best path to follow, it is always helpful to ask yourself: - Is it consistent with our Code and our Values? - Does it strengthen our reputation for doing business ethically? - Would I feel comfortable if my decision or my action were made public? - Does it help keep people safe? - Is it legal? - Would I feel comfortable sharing my decision with my family? Would they be proud of my decision? If you need support on making a decision or you have concerns about potential violations of the Code or the law, please speak up. You may reach out to your supervisor, talk to other members of management, or use the Ethics Helpline: Canada Free call 8337615915 Colombia Free call 01-800-5189952 Philippines Free call 02 8540 0517 Mali and Namibia do not have a toll free option; it is web only. ETHICS HELPLINE or call toll-free, 24 hours a day, seven days a week: We value your feedback. If you have suggestions for ways to enhance our Code, our policies or our resources to better address a particular issue, bring them forward to our Ethics & Compliance department. Promoting an ethical B2Gold is a responsibility we all share. b2gold.ethicspoint.com b2goldmobile.ethicspoint.com B2GOLD Code of Ethics and Business Conduct Contents Resources Helpline 50 51